UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2026

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras confirms new gas discovery in Colombia

—

Rio de Janeiro, March 18, 2026 – Petróleo Brasileiro S.A. - Petrobras informs a new gas discovery in the Copoazu-1 exploratory well, located in Block GUA-OFF-O in deep waters offshore Colombia.

This discovery consolidates the gas province and the gas potential in the Colombian offshore, while also adds a greater volume of gas to contribute to the region’s energy security.

The Copoazu-1 well is located approximately 36 kilometers from the coast, at a water depth of 964 meters and 8 kilometers from the Sirius-1 (discovery) and Sirius-2 (appraisal) wells, highlighting its relevance within the exploratory context of Block GUA-OFF-0.

The drilling of the Copoazu-1 well began on November 11, 2025, and is progressing safely, with respect for the environment and for people.

The gas-bearing intervals were identified through electric logs and fluid sampling, confirming the presence of gas in an additional objective beyond the main objective, making the discovery even more significant. The gas-bearing intervals will be further characterized by laboratory analyses.

Petrobras’ activities in Block GUA-OFF-0 are aligned with the company’s long-term strategy, aiming to replenish oil and gas reserves through exploration of new frontiers and partnerships with other companies, ensuring the supply of global energy demand during the energy transition.

Petrobras, through its subsidiary Petrobras International Braspetro B.V – Colombia Branch (PIB-COL), acts as the operator of the consortium (44.44% interest), in partnership with Ecopetrol S.A. (55.56% interest).

Material facts will be promptly disclosed to the market.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

74°0'0"W
73°0'0"W
12°0'0"N
11°0'0"N
Guajira Basin
PETROBRAS
ecopetrol
44,44%
55,56%
-3000m
-2000m
-1000m
-500m
Atlantic Ocean
Copoazu-1
Sirius-1
Sirius-2
Riohacha
71,5Km
36Km
Santa Marta
Colombia
LEGEND
Cities
Wells
Bathymetry
Sirius Appraisal Plan
Territorial Limit
0
12,5
25
Km

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9th floor – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 18, 2026

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer